AD 10/08

08032269

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2007 (MM/DD/YY) AND ENDING July 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ace Diversified Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

923 E. Valley Boulevard, # 106
(No. and Street)

San Grabriel (City) California (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynnwood Jen (626) 307-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lynnwood Jen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ace Diversified Capital, Inc., as of July 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Lynnwood Jen
Signature

President
Title

CATHERINE KUO
Commission # 1545197
Notary Public - California
Los Angeles County
My Comm. Expires Jan 16, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACE DIVERSIFIED CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JULY 31, 2008

ACE DIVERSIFIED CAPITAL, INC.

Table of Contents

		PAGE
SEC Form X-17A-5		1
Independent Auditor's Report		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Changes in Stockholders' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 8
Supplementary Information		
Schedule I	Statement of Net Capital	9
Schedule II	Determination of Reserve Requirements	10
Schedule III	Information Relating to Possession or Control	10
Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5		11 - 12

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have audited the accompanying statement of financial condition of Ace Diversified Capital, Inc. as of July 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Ace Diversified Capital, Inc. as of July 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 18, 2008

ACE DIVERSIFIED CAPITAL, INC.

Statement of Financial Condition
July 31, 2008

ASSETS

Cash	$21,080
Accounts Receivable	22,791
Deposits with clearing organizations	193,685
Furniture and equipment net of accumulation depreciation of $102,116	27,143
Deferred tax asset (Notes 2)	33,962
Other assets	74,284
Total assets	$372,945

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$5,646
Commission payable	15,850
Deficit in introduced accounts (Note 1)	138,959
Total liabilities	160,455

STOCKHOLDERS' EQUITY:

Common stock, no par value, 1,000 shares authorized and 55,000 shares issued and outstanding	55,000
Additional paid-in-capital	376,650
Accumulated deficit	(219,160)
Total stockholders' equity	212,490
Total liabilities and stockholders' equity	$372,945

ACE DIVERSIFIED CAPITAL, INC.

Statement of Income
For the year ended July 31, 2008

REVENUES:	
Commissions	$400,019
Interest	4,878
Other income	64,384
Total income	469,281
EXPENSES:	
Clearing fees	143,437
Commissions	187,476
Depreciation	7,521
Rent	26,184
Other operating expenses	41,728
Total expenses	406,346
NET INCOME BEFORE INCOME TAXES	62,935
INCOME TAX EXPENSE (Note 2)	(14,653)
NET INCOME	$48,282

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended July 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Beginning balance August 1, 2007	$55,000	$376,650	($267,442)	$164,208
Net income			48,282	48,282
Ending balance July 31, 2008	$55,000	$376,650	($219,160)	$212,490

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Cash Flows
For the year ended July 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$48,282
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	7,521
(Increase) decrease in:	
Accounts receivable	(5,865)
Deposits with clearing organizations	47,874
Deposit tax asset	13,854
Other assets	(32,818)
Increase (decrease) in	
Accounts payable	(5,101)
Commission payable	4,050
Deficit in introduced accounts	(67,784)
Total adjustments	(38,269)
Net cash provided by operating activities	10,013
INCREASE IN CASH	10,013
Cash at beginning of year	11,067
Cash at end of year	$ 21,080
Supplemental cash flow disclosures	
Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Notes to Financial Statements
July 31, 2008

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its client's cash and margin accounts through another broker-dealer on a fully disclosed basis.

The following, together with disclosures elsewhere in the financial statements, comprise the significant accounting policies used in preparing the accompanying financial statements.

Accounting Method:

The Company uses the accrual method of accounting to maintain its books, by which revenue is recognized when earned and expenses are recognized when accrued. Commission income and expenses are recorded on a trade date basis.

Depreciation:

Properties and equipment are carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred whereas major additions and betterments are capitalized.
Depreciation is provided using the straight-line method over estimated useful lives of the assets.
Depreciation expense for the year amounted to $ 7,521.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In 2004 a customer of the firm reneged on a trade settlement. The company was forced to take remedial measures leaving an outstanding balance owed from a customer of $ 138,959.

100% of the revenues were generated in the state of California.

ACE DIVERSIFIED CAPITAL, INC.

Notes to Financial Statements
July 31, 2008

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Note 2: INCOME TAX PROVISION

The firm has an accumulated net operating loss with an estimated tax benefit of $33,962. The firm is allowed to carry back the loss for 3 years and forward for 15 years for Federal purposes only. The firm has elected not to carry back the loss and to realize the benefit in future years.

The Company's income tax expense at July 31, 2008 are as follows:

Federal income tax	$ 5,493
State income tax	9,160
Total income tax expense	$ 14,653

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At July 31, 2008 the company had a net capital of $77,101 which is $72,101 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness to net capital was 0.28 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company is currently leasing office space on a month to month basis.

ACE DIVERSIFIED CAPITAL, INC.

Statement of Net Capital
Schedule I
July 31, 2008

	Focus 07/2008	Audit 07/2008	Change
Stockholders' equity, July 31, 2008	$226,344	$212,490	$13,854
Subtract - Non allowable assets:			
Fixed assets	27,143	27,143	0
Other assets	122,100	108,246	13,854
Tentative net capital	77,101	77,101	0
Haircuts:	0	0	
NET CAPITAL	77,101	77,101	0
Minimum net capital	(5,000)	(5,000)	
Excess net capital	72,101	72,101	0
Aggregate indebtedness	21,496	21,496	0
Ratio of aggregate indebtedness to net capital	0.28	0.28	

The differences were caused by year end adjustments.

ACE DIVERSIFIED CAPITAL, INC.

July 31, 2008

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation accoridng to the provisin of Rule 15c3-3(k)(2)(ii).

Schedule III

Information Relating to Possession or Control

Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

In planning and performing my audit of the financial statements of Ace Diversified Capital, Inc. for the year ended July 31, 2008, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Ace Diversified Capital, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Ace Diversified Capital, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 18, 2008

END